October 1, 2012

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:

JAVELIN Mortgage Investment Corp.

Registration Statement on Form S-11

File No. 333-182536

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Deutsche Bank Securities Inc., Citigroup Global Markets Inc., Barclays Capital Inc. and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters, hereby join in the request of JAVELIN Mortgage Investment Corp. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 4:00 p.m. on Tuesday, October 2, 2012, New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)

Dates of distribution: September 24, 2012 to date

(ii)

Number of prospectuses distributed: a total of approximately 8,100 copies were distributed to prospective Underwriters, institutional investors, dealers and others as followings: approximately 1,500 to institutional investors and approximately 6,600 to retail investors.

(iii)

We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Sincerely,

DEUTSCHE BANK SECURITIES INC.

CITIGROUP GLOBAL MARKETS INC.

BARCLAYS CAPITAL INC.

CREDIT SUISSE SECURITIES (USA) LLC

As Representatives of the Underwriters

By:	DEUTSCHE BANK SECURITIES INC.

	By:	/s/ Neil Abromavage
Name: Neil Abromavage
Title: Managing Director

	By:	/s/ Frank Windels
Name: Frank Windels
Title: Managing Director

By:	CITIGROUP GLOBAL MARKETS INC.

	By:	/s/ Alexander Ivanov
Name: Alexander Ivanov
Title: Managing Director

By:	BARCLAYS CAPITAL INC.

	By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

By:	CREDIT SUISSE SECURITIES (USA) LLC

	By:	/s/ Marcin Urbaszek
Name: Marcin Urbaszek
Title: Director

Signature Page to Acceleration Request